EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO-I

Brookfield Infrastructure Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fee to Be Paid	—	—	—
Fees Previously Paid	$55,935,000.00	0.00014760	$8,256.01
Total Transaction Valuation	$55,935,000.00
Total Fees Due for Filing			$8,256.01
Total Fees Previously Paid			$8,256.01
Total Fee Offsets			—
Net Fee Due			—

The fee of $8,256.01 was paid in connection with the filing of the Schedule TO-I by Brookfield Infrastructure Income Fund Inc. (File No. 005-94459) on February 23, 2024 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.